UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, May 6, 2011	Press release

Alcatel-Lucent continues its momentum into 2011

with a strong start to the year:

15% top line year-over-year growth in Q1’11

& positive adjusted operating profit

KEY NUMBERS FOR THE FIRST QUARTER 2011

•     Revenues of Euro 3.740 billion, up 15.2% year-over-year

•     Adjusted[2] gross profit of Euro 1.354 billion or 36.2% of revenues

•     Adjusted[2] operating income[1] of Euro 13 million or 0.3% of revenues

•      Operating cash flow[3] of Euro 169 million

•     Net (debt)/cash of Euro 106 million as of March 31, 2011

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“We have started this year the way we ended the last, increasing growth, profit and global strength, and to do so in the first quarter is particularly pleasing.”

He added:

“A favourable geographic and product mix impacted positively our gross margin while actions on fixed costs have been taken which will drive further efficiency gains during the course of the year. We improved our free cash flow by more than Euro 200 million compared to the year ago quarter.

Market momentum remains robust, driven by demand for more capacity and service delivery capabilities in many geographies. While we are facing some difficulties with our supply chain, we believe those challenges will have a limited impact on our business performance thanks to rapid actions taken. With a strong start to the year, we are reaffirming our full-year outlook to grow faster than our addressable market with an adjusted operating margin above 5% of our 2011 sales.”

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KEY HIGHLIGHTS

First quarter revenue increased 15.2% year-over-year and decreased 23.1% sequentially to Euro 3.740 billion. At constant currency exchange rates and perimeter, revenue increased 13.9% year-over-year and decreased 21.6% sequentially. Networks saw a strong year-over-year increase in revenue with all divisions growing. IP revenues maintained a very strong pace of growth with an increase of more than 20% as did wireless with an increase close to 34% driven by 3G defined as the sum of WCDMA & CDMA EV-DO and 4G technologies. The optics division posted sales growth both in submarine and terrestrial transmission and wireline benefited from good growth in GPON and IPDSLAM. Applications revenues posted a year-over-year high single digit increase with Networks applications growing at a double digit rate and Enterprise applications increasing close to 6%. Services revenues grew at a low single digit rate with strong double digit growth for Network & System integration. From a geographic standpoint, growth in North America accelerated again this quarter at 40% year-over-year, Rest of World grew at a low double digit rate driven by Brazil and Mexico. Asia Pacific grew slightly thanks to China, somewhat compensated by lower sales in the rest of the region and Europe declined 1% year-over-year with Eastern Europe and Western Europe declining at roughly the same pace.

Adjusted2 operating1 income of Euro 13 million or 0.3% of revenue. Gross margin came in at 36.2% of revenue for the quarter, compared to 32.6% in the year ago quarter and 36.2% in the fourth quarter 2010. The year-over-year increase in gross margin was driven by a very good geographical and product mix. The sequential stability in the gross margin results from a decrease in volumes compensated by a better geographical & product mix. Operating expenses increased 7.0% year-over-year on a reported basis and adjusted for constant currency, the increase is 5.7% year-over-year primarily driven by an increase in R&D spending related to new product development in IP and wireless and an increase in SG&A spending related to seasonal accruals activity. On a sequential basis, operating expenses decreased by 1.8% as reported and by 1.5% at constant currency reflecting a decrease in R&D.

Reported net loss (group share) of Euro (10) million or Euro (0.00) per share. This includes a one-time gain of Euro 69 million pre-tax and after tax related to an amendment of the U.S management pension plan. Purchase Price Adjustments amounted to Euro (68) million pre-tax and to Euro (42) million after tax.

Net (debt) /cash of Euro 106 million, versus Euro 362 million as of December 31, 2010 (the value of the net debt for past quarters has been restated from previous reported figures to take into account the Mark-to-Market of foreign exchange derivatives on intergroup loans). The sequential decrease in net cash of Euro 256 million primarily reflects the positive operating cash flow of Euro 169 million partly offset with interests expenses of Euro (100) million, restructuring cash outlays of Euro (82) million, contribution to pensions and OPEB of Euro (46) million and capital expenditures of Euro (134) million. The positive operating cash flow results from the level of adjusted operating income and a decrease in operating working capital requirements of Euro 82 million.

Funded status of Pensions and OPEB of Euro 10 million at end of March, compared to Euro (516) million as of December 31, 2010. Excluding currency impact, the improvement of the funded status of Pensions & OPEB mainly results from an increase of the fair value of the plan assets for Euro 451 million and a positive impact of Euro 69 million from an amendment of the U.S management pension plan. Effective 1st of April, an amendment of the management pension plan has been signed in February 2011 to include a lump sum option for the active employees who are eligible for service pensions. The accounting impact is a credit of around Euro 69 million in the P&L recorded in the first quarter 2011 which increases by the same amount the IFRS funded status at the end of March 2011.

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REPORTED RESULTS

In the first quarter, the reported net loss (group share) was Euro (10) million or Euro (0.00) per diluted share (USD (0.01) per ADS) including the negative after tax impact from Purchase Price Allocation (PPA) entries of Euro (42) million.

Reported Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2011	2010	(% or pt)	2010	(% or pt)
Revenues	3,740	3,247	15.2%	4,862	-23.1%
Gross profit	1,354	1,058	28.0%	1,759	-23.0%
in % of revenues	36.2%	32.6%	3.6 pt	36.2%	0.0 pt
Operating income / (loss)(1)	(55)	(263)	Nm	321	Nm
in % of revenues	-1.5%	-8.1%	6.6 pt	6.6%	-8.1 pt
Net income (loss) (Group share)	(10)	(515)	Nm	340	Nm
EPS diluted (in Euro)	(0.00)	(0.23)	Nm	0.13	Nm
E/ADS* diluted (in USD)	(0.01)	(0.31)	Nm	0.17	Nm
Number of diluted shares (million)	2,260.8	2,259.7	0.0%	2,956.6	-23.5%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4183 as of March 31st, 2011; 1.3526 as of March 31st, 2010 and 1.3269 as of December 30, 2010.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2011 adjusted2 net profit (group share) was Euro 32 million or Euro 0.01 per diluted share (USD 0.02 per ADS), which includes a restructuring charge of Euro (31) million, a net financial gain of Euro 17 million, an adjusted tax expense of Euro (38) million and a non controlling interests charge of Euro (5) million.

Adjusted Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2011	2010	(% or pt)	2010	(% or pt)
Revenues	3,740	3,247	15.2%	4,862	-23.1%
Gross profit	1,354	1,058	28.0%	1,760	-23.1%
in % of revenues	36.2%	32.6%	3.6 pt	36.2%	0.0 pt
Operating income / (loss)(1)	13	(195)	Nm	394	Nm
in % of revenues	0.3%	-6.0%	6.3 pt	8.1%	-7.8 pt
Net income (loss) (Group share)	32	(473)	Nm	385	Nm
EPS diluted (in Euro)	0.01	(0.21)	Nm	0.14	Nm
E/ADS* diluted (in USD)	0.02	(0.28)	Nm	0.19	Nm
Number of diluted shares (million)	2,300.5	2,259.7	1.8%	2,956.6	-22.2%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4183 as of March 31st, 2011; 1.3526 as of March 31st, 2010 and 1.3269 as of December 30, 2010.

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Key figures

Geographic breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2011	2010	(% or pt)	2010	(% or pt)
North America	1,558	1,114	39.9%	1,669	-6.7%
Asia Pacific	540	531	1.7%	893	-39.5%
Europe	1,124	1,145	-1.8%	1,532	-26.6%
RoW	518	457	13.3%	768	-32.6%
Total group revenues	3,740	3,247	15.2%	4,862	-23.1%

Group breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2011	2010	(% or pt)	2010	(% or pt)
Networks	2,418	1,928	25.4%	2,952	-18.1%
- o/w IP	349	272	28.3%	508	-31.3%
- o/w Optics	654	567	15.3%	815	-19.8%
- o/w Wireless	1,118	819	36.5%	1,156	-3.3%
- o/w Wireline	309	298	3.7%	488	-36.7%
- o/w eliminations	(12)	(28)	Nm	(15)	Nm
Applications	451	416	8.4%	575	-21.6%
- o/w Enterprise Applications	285	271	5.2%	330	-13.6%
- o/w Networks Applications	166	149	11.4%	251	-33.9%
- o/w eliminations	0	(4)	Nm	(6)	Nm
Services	809	772	4.8%	1,140	-29.0%
Other & eliminations	62	131	Nm	195	Nm
Total group revenues	3,740	3,247	15.2%	4,862	-23.1%

Breakdown of group	First	First	% change	Fourth	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2011	2010	(% or pt)	2010	(% or pt)
Networks	63	(128)	Nm	229	Nm
In % of revenues	2.6%	-6.6%	9.2 pt	7.8%	-5.2 pt
Applications	(15)	(27)	Nm	47	Nm
In % of revenues	-3.3%	-6.5%	3.2 pt	8.2%	-11.5 pt
Services	(21)	(40)	Nm	88	Nm
In % of revenues	-2.6%	-5.2%	2.6 pt	7.7%	-10.3 pt
Other & eliminations	(14)	0	Nm	30	Nm
Total group op. income (loss)	13	(195)	Nm	394	Nm
In % of revenues	0.3%	-6.0%	6.3 pt	8.1%	-7.8 pt

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Cash Flow highlights	First quarter	Fourth quarter	First quarter
(In Euro million )	2011	2010	2010
Net (debt)/cash at beginning of period	362	(249)	903
Adjusted operating income / (loss)	13	394	(195)
Depreciation & Amort; OP non cash; other**	171	116	176
Op. Cash Flow before change in WCR*	184	510	(19)
Change in operating WCR	82	2	219
Change in other working capital**	(97)	190	(186)
Operating Cash Flow (3)	169	702	14
Interest	(100)	(12)	(108)
Taxes	(20)	12	(22)
Cash contribution to pension & OPEB	(46)	(62)	(44)
Restructuring cash outlays	(82)	(91)	(137)
Cash flow from operating activities	(79)	549	(297)
Capital expenditures (incl. R&D cap.)	(134)	(230)	(132)
Free Cash Flow	(213)	319	(429)
Discontinued, Cash from financing & Forex	(43)	292	59
Change in net(debt)/cash position	(256)	611	(370)
Net (debt)/cash at end of period	106	362	533

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

**Changes compare to past figures coming from netting FX impact

Statement of position - Assets	March 31,	Dec 31,	March 31,
(In Euro million)	2011	2010	2010
Total non-current assets	11,391	12,097	12,099
of which Goodwill & intangible assets, net	6,113	6,426	6,590
of which Prepaid pension costs	2,510	2,746	2,602
of which Other non-current assets	2,768	2,925	2,907
Total current assets	11,346	12,779	12,184
of which OWC assets	5,673	6,034	5,554
of which other current assets	1,216	1,056	1,323
of which marketable securities, cash & cash equivalents	4,457	5,689	5,307
Total assets	22,737	24,876	24,283

Statement of position - Liabilities and equity	March 31,	Dec 31,	March 31,
(In Euro million)	2011	2010	2010
Total equity	4,114	4,205	4,129
of which attributable to the equity owners of the parent	3,490	3,545	3,514
of which non controlling interests	624	660	615
Total non-current liabilities	9,712	10,587	10,096
of which pensions and other post-retirement benefits	4,513	5,090	5,158
of which long term debt	3,948	4,112	3,517
of which other non-current liabilities	1,251	1,385	1,421
Total current liabilities	8,911	10,084	10,058
of which provisions	1,689	1,858	2,152
of which short term debt	413	1,266	1,356
of which OWC liabilities	4,952	5,128	4,815
of which other current liabilities	1,857	1,832	1,735
Total liabilities and shareholder’s equity	22,737	24,876	24,283

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BUSINESS COMMENTARY

NETWORKS

For the first quarter 2011, revenues for the Networks segment were Euro 2.418 billion, an increase of 25.4% compared to Euro 1.928 billion in the year-ago quarter and a decrease of 18.1% compared to Euro 2.952 billion in the fourth quarter 2010. At constant currency exchange rates, Networks revenues increased 21.9% year-over-year and fell 18.2% sequentially. The segment posted an adjusted2 operating1 profit of Euro 63 million or an operating margin of 2.6% compared to an adjusted2 operating1 loss of Euro (128) million or a margin of (6.6)% in the year ago period.

Key highlights:

•

Strong revenue growth continued in the IP division in the first quarter with an increase of 28.3% from the year-ago quarter to Euro 349 million. Within the division growth was, once again, driven by the IP/MPLS service router business, where revenues increased 40% from the year-ago quarter and nearly doubled their year-ago level in the Americas region. As of the first quarter, 14 service providers have now deployed Alcatel-Lucent’s IP Service Routers with 100 Gigabit Ethernet. Our IP/MPLS solution was selected for IP transformation projects by Tunisia’s mobile operator Tunisiana and by MTN Nigeria, and we were selected by KT to deploy a next-generation IP edge network in Korea. Strong growth also continued in mobile backhaul, with new wins for our IP/MPLS solution with Telepak Networks and nTelos in the US. Our leadership in mobile backhaul was confirmed by a new report from Infonetics Research that named Alcatel-Lucent as the #1 market share leader with 25% of worldwide Ethernet cell site gateway and router revenue in 2010 and found that we had widened our #1 lead in the second half of the year. We also launched the Intelligent Traffic Management solution for mobile operators, combining real-time network monitoring and analytic tools with automatic policy control to manage surging data traffic volumes and create flexible, tiered data service plans.

•

Revenues for the Optics division were Euro 654 million, an increase of 15.3% from the year-ago quarter as the second consecutive quarter of 20% year-over-year growth in the terrestrial business was joined by an increase in the submarine business – its first since year-over-year growth in our sub-sea business turned negative in early 2010. Growth was widespread across the terrestrial business and although it was once again led by our WDM segment, where revenues increased 40%, it also included double-digit gains in metro aggregation and optical switching and near double-digit growth in wireless (microwave) transmission. Our single-carrier 100G coherent WDM optical transport technology continued to have strong momentum with wins, ongoing deployments and field trials with operators worldwide, including Kazakhtelecom for a total of 30+ customer references around the world. In the submarine business, we were awarded six new contracts. In particular we were selected to upgrade the Southeast Asia-Middle East-Western Europe 4 cable system and for the deployment of the Vanuatu-Fiji cable system in the South Pacific.

•

Growth in the Wireless division remained very strong as revenues increased 36.5% from the year-ago quarter to Euro 1.118 billion. Growth was concentrated in the Americas and was driven largely by our CDMA EV-DO business, which more than doubled its year-ago level, and by our 4G LTE business. During the quarter we unveiled lightRadioTM, our new architecture for mobile and broadband networks. Telefonica has joined in the lightRadio co-creation program, a program that Alcatel-Lucent has established with key telecom industry players to foster the realization of the vision on the next generation mobile access network based on lightRadio. We also signed a broader MOU with China Mobile extending our lightRadio collaboration to jointly explore related mobile networking technologies such as Cloud-based radio access network. China Mobile also selected Alcatel-Lucent to deploy the world’s largest 4G TD-LTE end-to-end trial network in Shanghai. Also in 4G LTE, Etisalat selected our end-to-end solution for the first commercial 4G LTE network deployment in the Middle East, and we completed a field trial of our 4G LTE solution with nTelos in the US and Chunghwa Telecom in Taiwan. We also demonstrated our IMS-based voice-over-LTE solution. Telecomm New Zealand and two Chinese operators (subsidiaries of China Mobile and China Telecom) selected our Wireless Network Guardian for advanced wireless data analytics. In the area of small cells, we enhanced our portfolio with new products for high-traffic public spaces, the enterprise and the home, and we were selected for commercial deployment by Telefonica in Spain, Vodafone in New Zealand and by Zain for the first small cells trial in Saudi Arabia. We were also selected by nTelos and by Togo Cellulaire to expand and upgrade their existing 2G / 3G networks.

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•

Growth continued in the Wireline division for the second consecutive quarter, with revenues increasing 3.7% from the year-ago quarter to Euro 309 million. Our fixed access business increased at a double-digit rate, offsetting declines in our legacy TDM switching businesses. Revenue growth was particularly strong in our fiber access business, where we announced the industry’s first commercially available 10G GPON solution with the latest release of our ISAM access platform. We were also selected by Chunghwa Telecom to deploy Taiwan’s first GPON network, and by a regional development consortium to build a fiber-to-the-home network in western Spain. In copper access, we continue to lead next-generation DSL deployments, with Pakistan’s PTCL using our VDSL2 bonding technology to provide DSL customers with download speeds up to 50 Mbps over its existing copper infrastructure. In IMS, we secured six new or extension contracts during the quarter. For instance, Rostelecom will use our end-to-end solution to migrate their networks to an IP-based architecture. We also announced a new session border controller to secure IMS networks.

•	Sales of our next-generation Networks products increased 19% from the year-ago quarter and reached Euro 901 million in the first quarter. This accounts for 37% of Networks sales.

•

The improvement in adjusted operating margin over the year-ago quarter reflects the positive impact of higher volumes and favorable shifts in product and geographic sales mix, with particularly strong contributions from the IP and Wireless divisions.

APPLICATIONS

For the first quarter 2011, revenues for the Applications segment were Euro 451 million, an increase of 8.4% compared to Euro 416 million in the year-ago quarter and a decrease of 21.6% compared to Euro 575 million in the fourth quarter 2010. At constant currency exchange rates, Applications revenues increased 7.2% year-over-year and decreased 21.2% sequentially. The segment posted an adjusted2 operating1 loss of Euro (15) million or an operating margin of (3.3)% compared to an adjusted2 operating1 loss of Euro (27) million or a margin of (6.5)% in the year ago period.

Key highlights

•

Network applications revenues of Euro 166 million increased 11.4% from the year-ago quarter in the first quarter, marking a fourth consecutive quarter of year-over-year growth. The increase was led by strong growth in Payment, Digital Media & Advertising, Applications Professional Services (software customization) and our Motive solution (remote customer management). During the quarter, STC (Saudi Telecom) selected a Motive solution to help manage new fiber-based services, and we partnered with Millicom Ghana to deliver a mobile advertising service. We also extended our Application Enablement ecosystem to include DeviceAnywhere, which provides cloud-based mobile testing and monitoring products, to facilitate the testing and delivery of new carrier-based applications.

•

Revenues in our Enterprise applications business increased 5.2% over the year-ago quarter, reaching Euro 285 million in the first quarter. Genesys, our contact center solutions business, enjoyed a double-digit growth, led by new customer wins in APAC and in the Americas and the strong growth of its offerings in adjacent markets such as Intelligent Workload Distribution (iWD), Work Force Optimization (WFO) and Analytics. Data networks grew at a high single digit-growth rate with sales of the Omniswitch 10k, the company’s new high capacity switch, off to a great start to the year. Finally, our voice telephony business grew at a low single digit rate. Three key new solutions were announced during the quarter, including (1) OpenTouchTM, a next-generation SIP-based Communications Server for the enterprise voice market (2) MyIC phone, a high-end multimedia touch screen “smart deskphone” also based on SIP and open to 3rd party software applications and (3) the Omniswitch 6900, a 10-gigabit Ethernet Top of Rack switch designed to expand our offering in the data center space.

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•

The increase in adjusted operating margin in the Applications segment in the first quarter was due to improvements in both the Network and Enterprise applications units that were driven by higher volumes and expense control.

SERVICES

For the first quarter 2011, revenues for the Services segment were Euro 809 million, an increase of 4.8% compared to Euro 772 million in the year-ago quarter and a decline of 29.0% compared to Euro 1.140 billion in the fourth quarter 2010. At constant currency exchange rates, Services revenues increased 2.6% year-over-year and declined 28.6% sequentially. The segment posted an adjusted2 operating1 loss of Euro (21) million or (2.6)% of revenues compared to a loss of Euro (40) million or (5.2)% in the year ago quarter.

Key highlights:

•

Revenues in our Managed and Outsourcing Solutions business increased at a single-digit rate in the first quarter, with growth across all regions. During the quarter, we signed a number of contracts for new roll-outs and project extensions in the EMEA and Asia-Pacific regions.

•

In the Network and Systems Integration (NSI) business, revenues increased at a near 30% rate for the second consecutive quarter with continued strong growth in orders. Revenue growth was particularly strong in the Americas driven by network transformation projects, and in the Asia-Pacific region driven by strategic industries. Elsewhere, our NSI unit will provide a comprehensive range of services, such as consulting, network design and integration services to the Etisalat 4G LTE deployment and the Zain small cells trial.

•

The end market we define as “Strategic Industries” (including transportation, energy, and the public sector) continued as a source of strong revenue growth for the Services segment in the first quarter, particularly for our Network and Systems Integration business. During the quarter we announced that we are working with IBM to deploy a smart rail monitoring solution for Swiss Federal Railways, and that we are the primary network integrator for the trial of a new integrated communications system with NJ Transit – the largest statewide transportation system in the US. We are also providing maintenance, integration and other professional services as part of a public utility metering upgrade we are deploying for the PECO utility in Pennsylvania.

•

In our Maintenance business, there was a small increase in maintenance of Alcatel-Lucent products more than offset by a double-digit decline in multi-vendor maintenance driven primarily by negotiated scope changes with selected customers, resulting in a small decline from the year-ago quarter in our overall Maintenance revenues.

•	The improvement in adjusted operating margin from the year-ago quarter is due largely to expense reduction actions and improved execution capabilities.

--------------------------------------

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/1q2011

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Notes

Adjusted and reported figures are unaudited. Reported figures have been subject to a limited review and the report is in the process of being issued.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-	“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2011 Upcoming events

July 28, 2011: second quarter 2011 results

About Alcatel-Lucent (Euronext Paris and NYSE : ALU)

The long-trusted partner of service providers, enterprises, strategic industries and governments around the world, Alcatel-Lucent is a leader in mobile, fixed, IP and optics technologies, and a pioneer in applications and services. Alcatel-Lucent includes Bell Labs, one of the world’s foremost centres of research and innovation in communications technology.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach.

The Company achieved revenues of Euro 16 billion in 2010 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
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Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, an adjusted operating margin above 5% for 2011 and continued market share gains. Words such as “expects,” “anticipates,” “targets,” “projects,” “intends,” “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” momentum,” “continue,” “reach,”, “ growth,” “confident in,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants and to correctly identify and invest in the technologies that become commercially accepted, demand for our products, and acceptance of the technologies we seek to pioneer; difficulties and delays in our ability to execute on our strategic plan to adjust our product portfolio by boosting investment in certain segments and reducing spending in others, co-source certain business processes, focus on cash, and reduce costs; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of suppliers for the components we need or a tight market for commodity components; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; control of costs and expenses; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2010, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2011
(unaudited)	As reported	PPA	Adjusted
Revenues	3,740		3,740
Cost of sales (a)	(2,386)		(2,386)

Gross Profit	1,354	0	1,354
Administrative and selling expenses (b)	(746)	30	(716)
Research and Development costs (c)	(663)	38	(625)

Operating income (loss) (1)	(55)	68	13
Restructuring costs	(31)		(31)
Impairment of assets	0		0
Post-retirement benefit plan amendment	69		69
Litigations	4		4
Gain/(loss) on disposal of consolidated entities	4		4
Income (loss) from operating activities	(9)	68	59

Financial result (net)	17	0	17
Share in net income (losses) of equity affiliates	0		0
Income tax benefit (expense) (d)	(12)	(26)	(38)
Income (loss) from continuing operations	(4)	42	38
Income (loss) from discontinued activities	(1)		(1)
Net Income (loss)	(5)	42	37

of which : Equity owners of the parent	(10)	42	32
Non-controlling interests	5		5

Earnings per share : basic	(0.00)		0.01
Earnings per share : diluted	(0.00)		0.01

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at March 31, 2011).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2011

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer